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                            November 16, 2021

       Jane Hunter
       Chief Executive Officer
       Tritium DCFC Ltd
       48 Miller Street
       Murarrie, QLD 4172
       Australia

                                                        Re: Tritium DCFC Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed October 29,
2021
                                                            File No. 333-259793

       Dear Ms. Hunter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4 filed October 29, 2021

       The DCRN Warrant Agreement . . ., , page 70

   1. If, as indicated by you revisions in response to prior comment 2, the choice of forum provision in the NewCo
warrant agreement will not apply to claims arising under the
                                                        Exchange Act, please
ensure that such agreement, when filed, states so clearly and explicitly. We note, in
this regard, that the DCRN warrant agreement does not explicitly exclude those claims.
       Background of the Business Combination, page 108

   2.                                                   We note your revisions
in response to prior comment 3:
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany 16,
November  NameTritium
              2021     DCFC Ltd
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                please tell us the reasons for the deletions from pages 7 and 110 that "DCRN management was first made aware of the Tritium process by Credit Suisse, and by representatives of Riverstone Holdings, who were familiar with Tritium through their network."
                clarify how the specific financial terms included in the February 8, 2021 indication of interest were determined if, as noted on page 109, neither DCRN nor anyone on its behalf, had any substantive discussions with respect to a transaction prior to DCRN's
              IPO. Given the similarities with the IOI submitted by DCRB on February 4, 2021 and common affiliates, it appears DCRN simply adopted the financial terms to be proposed from the IOI submitted by DCRB. If so, please revise to state so directly.
              Likewise, if the same third-parties were engaged by DCRN and DCRB with respect to both IOIs, such as counsel, state so directly.
                revise to clarify whether anyone else participated in the February 8, 2021 conference call, or whether only Messrs. Tichio and Staudinger attended. DCRN Boards Consideration of and Reasons for Approving the Business Combination,, page
115

3. We note your revisions in response to prior comment 4. Please revise to identify each of the 13 comparable companies to which you refer, the metrics you considered and how the metrics of those companies compare to the same metrics for Tritium. Also explain how you selected each company and how you determined they are "comparable" to Tritium, given its current stage of development relative to those, such as Siemens, identified in your disclosure. Likewise, revise to identify the transactions considered, metrics of those transactions and how that analysis resulted in the conclusion that the valuation of Tritium is "attractive."
Unaudited Prospective Financial Information,, page 118

4. We note your response to prior comment 7. Please revise to clarify the assumptions beyond year three, quantifying the assumptions to the extent possible. For example, explain and quantify the "expected downward pressure on hardware prices; the growth of existing markets and the development of new markets and
Tritium   s ability
         to develop, manufacture and sell products in those markets; and the relative growth of
         software and services revenue as a percentage of Tritium   s total
revenue." Given your
         current disclosure, it is unclear why your projected financial information and growth rates selected for this longer-term period are reasonable.
5. We note your revisions in response to prior comment 6. In addition to simply listing factors and assumptions underlying the projections, please expand to clarify how those factors and assumptions relate to the forecasted financial information, quantifying the assumptions that were used. For example, quantify "projected growth in the EV charging sector and in EV adoption generally," the "ability to maintain its current market share in major DC charger markets [and] its ability to develop and manufacture the products on its
 Jane Hunter
FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany 16,
November  NameTritium
              2021     DCFC Ltd
November
Page  3   16, 2021 Page 3
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         hardware and software technology roadmaps on or close to the forecasted dates" and
         Tritium's ability to "secure large customer orders from major new or existing customers."
         Likewise, quantify the "historic market growth rates in the EV industry were used to project forward levels of EV charging infrastructure demand." Also clarify and quantify the "[c]ontinued levels of high growth are assumed by Tritium based on the growing trend of EV adoption and both government and commercial commitments to install EV charging infrastructure." Describe in greater detail the extent to which third-party reports were relied on in formulating the forecasts, identifying the reports and the metrics used, and how that information resulted in the forecasts you disclose.
Total NewCo shares . . ., , page 124

6. Your revisions in response to prior comment 29 appear to show the effect of redemptions on the percentage ownership of the groups listed in the tables. Please revise to also show the effect of redemptions on the per share value of the shares owned by non-redeeming shareholders.
Deferred Underwriting Fees, page 127

7. Please note that prior comment 33 was not limited to "deferred" underwriting fees, as suggested by your revisions. Please revise accordingly.
Unaudited Pro Forma Condensed Combined Financial Information
3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial
Information, page 177

8. We have read your response to prior comment 13; however, based on the revised pro forma requirements of Article 11 of Regulation S-X, please address the following:
             In regard to pro forma adjustments 3(l)(c) and 3(l)(d), revise your disclosures to indicate the financial statement line items in which the transaction costs that were expensed in the historical statements of operations of DCRN and Tritium for the year ended June 30, 2021 are recorded. Also, revise the pro forma statement of operations for the year ended June 30, 2021 to include an adjustment to record the estimated transaction costs not yet incurred by DCRN and Tritium that you recognized in accumulated losses;
             In regard to pro forma adjustment 3(l)(h), we note your disclosure that upon consummation of the Business Combination $15.8 million will be attributable to the recognition of additional compensation expense upon settlement of
Tritium   s cash
             settled share-based compensation plan, which represents a total expense amount and cash payable of $21.6 million, less the modification amount of $0.5 million recognized in APIC, and the amount already expensed and recorded as a liability of
             $5.3 million as of June 30, 2021. We also note you eliminated the amount already expensed of $5.3 million from the pro forma statement of operations. Given your disclosures, revise the pro forma statement of operations for the year ended June 30,
             2021 to revise and include adjustments to record the total compensation expense of
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FirstName LastNameJane   Hunter
Tritium DCFC  Ltd
Comapany 16,
November  NameTritium
              2021     DCFC Ltd
November
Page  4   16, 2021 Page 4
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             $21.1 million that will be triggered as a result of the Business Combination;
               In regard to pro forma adjustment 3(l)(j), more fully explain to us how you determined the settlement with Vontier should be recorded in equity; and
             In regard to pro forma adjustment 3(l)(l), revise the pro forma statement of operations for the year ended June 30, 2021 to include an adjustment to record the total compensation expense and associated tax impacts of $12.5 million that will be triggered as a result of the Business Combination.
         Refer to Rules 11-02(a)(6)(i)(B) and 11-02(a)(11)(i) of Regulation
S-X.
9. We have read your response to prior comment 14. You indicate that included in the pro forma adjustments is a prepayment penalty amount payable of $13,754,380 for both
         Tranche 1 and Tranche 2 upon a change in control. We also note you eliminated a fair value expense of $5.9 million from the pro forma statement of operations. Given your disclosures, revise the pro forma statement of operations for the year ended June 30, 2021 to revise and include adjustments to record the prepayment penalty. Refer to Rules 11-
         02(a)(6)(i)(B) and 11-02(a)(11)(i) of Regulation S-X.

MD&A - Critical Accounting Policies and Estimates
Share-Based Compensation, page 242

10. We have read your response to prior comment 20. It is not clear to us how you used the price per stock paid and external valuations to determine the fair value of your common stock. Please revise your disclosures to clarify how you determined the fair value of your common stock by reference to the data points provided by the price per stock paid and external valuations. Please also disclose and discuss the facts and circumstances that result in differences between those valuations and the fair value implied by the current Business
         Combination.
Financial Statements
General, page F-1

11. Please provide updated interim financial statements for Decarbonization Plus Acquisition
         Corporation II.
        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Jane Hunter
Tritium DCFC Ltd
November 16, 2021
FirstName
Page 5         LastNameJane Hunter
Comapany NameTritium DCFC Ltd
                                     Office of Manufacturing
November 16, 2021 Page 5
cc:       Christopher Lueking
FirstName LastName